SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

June 30, 2010

VIA EDGAR TRANSMISSION and by HAND DELIVERY

Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3010

100 F Street, NE

Washington, DC 20549-3010

Re:	Nevada Property 1 LLC Revised Registration Statement on Form 10 Filed on May 25, 2010 File No. 000-53938

Dear Ms. Garnett:

On behalf of Nevada Property 1 LLC (the “Company”), enclosed please find a copy of the revised Registration Statement (the “Revised Registration Statement”) on Form 10 which has been changed since the version that was filed with the Securities and Exchange Commission (the “Commission”) on May 25, 2010. Also enclosed is a copy of the Revised Registration Statement marked to show changes from the version filed on May 25, 2010. The changes in the Revised Registration Statement include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated June 24, 2010 (the “Comment Letter”). We are also delivering today to Mr. Mark Rakip, Mr. Bob Telewicz and Ms. Stacie Gorman of the Staff copies of both a clean and marked copy of the Revised Registration Statement, together with a copy of this letter.

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

June 30, 2010

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and italics and is followed by the corresponding response of the Company. Unless otherwise indicated, page numbers and footnotes in the responses refer to pages and footnotes, respectively, of the marked version of the Revised Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Revised Registration Statement.

Item 1. Business

The Company, page 1

1.	We note your response to comment 6 of our letter dated May 12, 2010. In response to our comment, you provided disclosure regarding your subsidiaries. Please expand your disclosure to discuss the intended business of your subsidiaries Please refer to item 101 (c) of Regulation S-K.

The Company has revised its disclosure as requested. Please see page 1 of the Revised Registration Statement.

Marketing, page 7

2.	We note your response to comment 4 of our letter dated May 12, 2010. Please revise the disclosure to clarify whether you own the registered trademark for the name Cosmopolitan. If not, explain who owns the trademark and whether you hold a license to use of the mark in connection with your business.

The Company has revised its disclosure as requested. Please see page 7 of the Revised Registration Statement.

Item 1A. Risk Factors, page 16

3.	We note your response to comment 8 of our letter. In response to our comments, we note that you removed the risk factor regarding uninsured and underinsured losses. It appears that this risk may be material to your business and significant within your industry compared with other industries. Please revise to restore this risk factor.

The Company has revised its disclosure to restore the risk factor regarding uninsured and underinsured losses. Please see page 22 of the Revised Registration Statement.

Other Items

The Company will provide the acknowledgement requested by the Staff by separate filing on EDGAR.

Ms. Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

June 30, 2010

*            *             *

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 735-3574 or Anastasios Tomazos at (212) 735-2819.

Yours very truly,

/s/ David J. Goldschmidt

cc:	Mark Rakip
Bob Telewicz
Stacie Gorman
Anthony J. Pearl